UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒         Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐         No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐         No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐         No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CORPORATE TAXPAYER’S ID (CNPJ/MF): 76.535.764/0001-43

COMPANY REGISTRY (NIRE): 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Regarding the decision announced by Anatel (the Brazilian Agency of Telecommunications) yesterday, which suspended the sale of new lines of Oi’s mobile services as of next Monday in the states of Amazonas, Amapá, Mato Grosso do Sul, Roraima and Rio Grande do Sul, Oi hereby clarifies:

Oi is committed to the development of the Brazilian telecom sector and the country’s growth. The significant increase in the investments made by the company, which amounted to R$6 billion in 2012, reflects this commitment. This amount is more than R$1 billion higher than the R$4,959 billion invested in 2011 and nearly the double of the R$3.09 billion invested in 2010. Oi’s four-year strategic plan provides for total investments of R$24 billion from 2012 to 2015.

Oi will maintain a constructive dialogue with Anatel, since the company believes that the parameter that supports Anatel’s analysis does not reflect the massive investments in network improvements, according to information currently available. Oi believes that the analysis does not reflect the recent improvement in services. Data does not include the efforts devoted and investments made in the last twelve months. The company believes that the path to the sustainable development of the telecom sector depends on a dialogue based on positive proposals that will permit the continuity of the improvements observed in the sector in the last ten years.

For instance, the data disclosed does not reflect the real situation of Rio Grande do Sul state, where Oi invested roughly R$540 million in the last 24 months. Of this total, around 50% was allocated to the expansion and modernization of the mobile telephony network. Oi already provides 2G coverage to 399 municipalities (one of the best and largest coverage areas in the state) and 3G coverage to 44 municipalities, which will be extended to a further 30 municipalities by the end of 2012 (totaling 74). Moreover, 100 mobile telephony antennas are estimated to be installed in addition to the existing 1,100 ones in the state in 2012.

Oi is also committed to the Northern Brazilian states. In this context, it has prepared an investment plan focused on the region amounting to R$240 million in 2011. It is worth noting that the company, which is the main investor in these states, faces many difficulties in implementing its network in the region, due to the rupture of cables by construction works, power outages and high rates of vandalism and cable and battery theft. Investments are also higher in Mato Grosso do Sul, where they are expected to increase by 20% over 2011.

Oi would like to emphasize that Anatel’s provisional remedy is limited to the sale and activation of new mobile phone chips in the states of Amazonas, Amapá, Mato Grosso do Sul, Roraima and Rio Grande do Sul. The company will continue to sell recharge and provide mobile telephony services, as well as fixed telephony, broad band and paid TV services, to its entire prepaid and postpaid client base.

Oi is already preparing a Plan to be presented to Anatel with the aim of resuming the regular provision of services in those states as soon as possible.

Rio de Janeiro, July 19, 2012.

Alex Waldemar Zornig

Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer